UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES FINAL RESULTS OF ITS ANY AND ALL OFFERS AND CONFIRMS THE TENDER CAP FOR WATERFALL OFFERS

RIO DE JANEIRO, BRAZIL – July 10, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the final results of the previously announced offers to purchase (the “Any and All Offers”) by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), of any and all of its outstanding notes set forth in the table below (the “Notes”).

The Any and All Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated July 1, 2019 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery, the “Offer Documents”).

The Any and All Offers expired at 5:00 p.m., New York City time, on July 8, 2019 (the “Expiration Date”) and are expected to settle on July 11, 2019 (the “Settlement Date”).

The table below sets forth the aggregate principal amount of Notes validly tendered in the Any and All Offers or validly delivered through guaranteed delivery procedures, that PGF accepted for purchase, as well as the consideration payable for such Notes.

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Consideration(2)	Principal Amount Tendered or Delivered and Accepted
3.750% Global Notes due January 2021	N/A / XS0982711987	€231,700,000	€1,062.00	€46,664,000
5.875% Global Notes due March 2022	N/A / XS0716979595	€433,466,000	€1,148.75	€84,824,000
4.250% Global Notes due October 2023	N/A / XS0835890350	€408,501,000	€1,140.00	€37,245,000
4.750% Global Notes due January 2025	N/A / XS0982711714	€693,332,000	€1,146.25	€53,683,000
6.250% Global Notes Due December 2026	N/A / XS0718502007	£700,000,000	£1,146.25	£84,818,000
5.375% Global Notes Due October 2029	N/A / XS0835891838	£418,988,000	£1,058.75	£28,110,000
6.625% Global Notes Due January 2034	N/A / XS0982711474	£600,000,000	£1,135.00	£139,684,000
__________________________________________
(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)	Per €1,000 or £1,000, as applicable, principal amount of Notes. Holders whose Notes are accepted for purchase will be paid accrued and unpaid interest on such Notes from, and including, the last interest payment date for the Notes to, but not including, the Settlement Date

The aggregate amount payable by PGF to holders whose Notes were accepted for purchase, excluding accrued and unpaid interest, is U.S.$638,937,018.30.

In connection with the waterfall tender offers announced by PGF concurrently with the Any and All Offers (the “Waterfall Offers” and, together with the Any and All Offers, the “Offers”), PGF announces that based on the aggregate amount payable by PGF to holders whose Notes were accepted for purchase in the Any and All Offers, excluding accrued and unpaid interest, the waterfall tender cap is US$2,361,062,981.70.

The exchange rates used to calculate the waterfall tender cap were £1.2519 per US$1.00 and €1.1215 per US$1.00, the applicable exchange rates as of 2:00 p.m., New York City time on July 8, 2019, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

# # #

PGF engaged Banco Bradesco BBI S.A., BB Securities Limited, BofA Securities, Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Scotia Capital (USA) Inc. to act dealer managers with respect to the Offers. Global Bondholder Services Corporation acted as the depositary and information agent for the Offers.

Any questions or requests for assistance regarding the Offers may be directed to Banco Bradesco BBI S.A. at +1 (646) 432-6643, BB Securities Limited at +44 (20) 7367-5803, BofA Securities, Inc. at +1 (888) 292-0070, Credit Suisse Securities (USA) LLC at +1 (800) 820-1653, J.P. Morgan Securities LLC at +1 (866) 834-4666 and Scotia Capital (USA) Inc. at +1 (800) 372-3930 (toll free) or +1 (212) 225-5559 (collect). Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras/.

Documents related to the Offers have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Offers were only available to, and the Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Offers or any of its contents.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated July 1, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2019

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager